

12012865

SECURITIES...... TES NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2012

SEC FILE NUMBER
8- 21770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__2300 Windy Ridge Parkway, Suite 1100__
(No. and Street)

__Atlanta__   __Georgia__   __30339-5645__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Terry Festervand__   __770 858-6841__
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__PriceWaterhouse Coopers, LLP__
(Name – if individual, state last, first, middle name)

__10 Tenth Street, Suite 1400__   __Atlanta__   __GA__   __30309-3851__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Terry Festervand _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ FSC Securities Corporation _____ , as of _____ December 31 _____, 20 11 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a _____

_____

_____

_____

Signature

Terry Festervand
Chief Financial Officer
Title

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2014

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Auditors on Internal Control required by

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).* SEC Rule 17a-5

FSC Securities Corporation

(An indirectly wholly-owned subsidiary of
American International Group, Inc.)
Financial Statements and
Supplementary Information
December 31, 2011

FSC Securities Corporation
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2011



pwc

Report of Independent Auditors

To the Stockholder and Board of Directors of
FSC Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation ("the Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2012

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2011

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	31,614
Cash segregated under federal and other regulations		487
Receivables from broker-dealers and clearing organizations		10,531
Receivables from investment advisors		3,136
Securities owned		7
Securities pledged to insurance company		1,405
Notes and accounts receivable from registered representatives, net of allowance of $422		1,345
Deferred tax asset		4,371
Income taxes receivable from Parent		2,870
Intangible asset, net of accumulated amortization of $920		572
Prepaid expenses and other assets		5,740
Total assets	$	62,078

Liabilities and Stockholder's Equity

Commissions payable	$	9,210
Accounts payable and accrued expenses		6,151
Payables to affiliates, net of receivables (Note 6)		1,932
Total liabilities		17,293

Commitments and contingencies (Note 9)

Stockholder's Equity

Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		23,477
Retained earnings		21,298
Total stockholder's equity		44,785
Total liabilities and stockholder's equity	$	62,078

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2011

(in thousands of dollars)

Commissions		
Commission revenue	$	144,268
Commission expense		(128,287)
Net retained commissions		15,981
Other revenues		
Investment advisory fee revenues		87,628
Sponsor revenue		14,665
Interest income		61
Other income		13,472
Total other revenues		115,826
Other expenses		
Investment advisory fee expense		(76,338)
Marketing and meeting expense		(2,648)
Clearance and other expense		(4,768)
General and administrative expense		(40,212)
Total other expenses		(123,966)
Income before income taxes		7,841
Income tax expense		(3,913)
Net income	$	3,928

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

(in thousand of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances as reported at January 1, 2011	1,000	$ 10	$ 23,205	$ 26,870	$ 50,085
Capital contribution from Parent	-	-	272	-	272
Dividend paid to Parent	-	-	-	(9,500)	(9,500)
Net income	-	-	-	3,928	3,928
Balances at December 31, 2011	1,000	$ 10	$ 23,477	$ 21,298	$ 44,785

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2011

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	3,928
Adjustments to reconcile net income to net cash		
used by operating activities		
Amortization expense on intangible asset		149
Deferred taxes		3,702
Non-cash capital contribution frm Parent		272
Change in operating assets and liabilities		
Cash segregated under federal and other regulations		47
Receivables from broker-dealers and clearing organizations		(3,495)
Receivables from investment advisors		(507)
Securities owned, net		175
Securities pledged to insurance company		(1,405)
Notes and accounts receivable from registered representatives		274
Prepaid expenses and other assets		1,973
Intangibles		(72)
Commissions payable		2,688
Accounts payable and accrued expenses		(10,349)
Securities sold, not yet purchased		(2)
Income taxes receivable from Parent		(1,616)
Payables to affiliates, net		(1,332)
Net cash used in operating activities		(5,570)
Cash flows used in financing activity		
Dividend paid to parent		(9,500)
Net decrease in cash and cash equivalents		(15,070)
Cash and cash equivalents		
Beginning of year		46,684
End of year	$	31,614
Supplemental cash flow information		
Taxes paid to Parent, net	$	1,827

Noncash financing activity:

During the year ended December 31, 2011 the Company recorded officer compensation totaling $272 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

1. Organization and Operations

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation ("FSC"), which is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Commission Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value. Realized and unrealized gains and losses are reflected in Other Income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principals generally accepted in the USA ("GAAP"), the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 3 to 7 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Intangible Assets
Intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to ten years. Amortization expense for 2011 was $149,000.

Officer Compensation

Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes

The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

Out-of-Period Corrections

During the preparation of the financial statements, the Company identified certain items (accruals, income taxes, and reserves) related to the prior year, which were corrected in the current year financial statements. Their correction in 2011 is a decrease to net income of $342,284. Management does not believe these amounts to be material to the December 31, 2010 financial statements and related footnotes or to the December 31, 2011 financial statements and related footnotes.

3. **Cash Segregated Under Federal and Other Regulations**

    Cash of approximately $487,000 as of December 31, 2011 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

4. **Receivable From Broker-Dealers and Clearing Organizations**

    Amounts receivable from broker-dealers and clearing organizations at December 31, 2011 consist of the following:

(in thousands of dollars)		**Receivable**
Receivables from clearing brokers	$	2,083
Fees and commissions receivable		8,448
	$	10,531

5. **Securities at Fair Value**

    Securities at fair value at December 31, 2011 are summarized as follows:

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2011

(in thousands of dollars)	Balance December 31, 2011	Level 1	Level 2
Securities owned, at fair value			
Unit Investment Trust	$ 7	$ -	$ 7
Cash equivalents at fair value			
Money Market Fund	$ 29,178	29,178	$ -
Securities pledged to insurance company:			
Money Market Fund	$ 1,405	$ 1,405	$ -

During 2011, there have been no transfers of securities between levels.

6. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2011 includes $4,826,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2011 includes $4,348,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies and allocates the expense to each individual broker-dealer. For the year ended December 31, 2011, the Company was allocated approximately $283,000 for these expenses, which is included in clearance and other expenses in the accompanying Statement of Operations.

The Company had pledged $1,405, 000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,085,000 during the year ended December 31, 2011, which is included in other income in the Statement of Operations.

The Company and FSC have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. For the year ended December 31, 2011, the management fees were $37,542,000, which is reflected in general and administrative expense in the Statement of Operations.

At December 31, 2011 the Company had the following intercompany receivables and payables due to and from affiliates:

(In thousands of dollars)	Due (To) From
Financial Service Corporation	(777)
FSC Agency Inc.	100
SagePoint Financial, Inc.	(271)
Royal Alliance Associates, Inc.	(473)
Advisor Group, Inc.	(511)
	$ (1,932)

7. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2011 are as follows:

(in thousands of dollars)

Current		
Federal expense	$	978
State benefit		(767)
Current expense		211
Deferred		
Federal expense		2,150
State expense		1,760
Deferred expense		3,910
Valuation allowance benefit		(208)
Total expense	$	3,913

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 50 percent for the year ending December 31, 2011, is primarily due to other permanent items, state and local taxes and the valuation allowance. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and related accrued interest and legal reserves.

The valuation allowance benefit arises as a result of the reduction of the valuation percentage derived from management.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Income taxes receivable from the Parent are comprised of the following at December 31, 2011:
(in thousands of dollars)

Receivable for federal taxes	$	1,785
Receivable for state taxes		1,085
	$	2,870

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2011, the Company had net capital of $23,235,000 which was $22,985,000 in excess of the amount required. The Company had no debit items at December 31, 2011.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

9. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses

caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies on a national basis. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $19,000 of contributions to be made by the Company to participants of the Plan. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

10. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 24, 2012, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2011   **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	44,784
Less: Nonallowable assets		
Other unsecured receivables		(1,757)
Notes and accounts receivable from registered representatives		
net of allowance of $422		(1,345)
Intangible asset, net of accumulated amortization of $920		(572)
Prepaid expenses and other assets		(5,506)
Receivables from investment advisors		(3,136)
Income taxes receivable from Parent		(2,870)
Securities pleded to insurance company		(1,405)
Deferred taxes, net		(4,371)
Net capital before haircuts on securities positions		23,822
Less: Haircuts on securities owned, including pledged securities		(587)
Net capital		23,235
Alternative minimum net capital requirement		(250)
Excess net capital	$	22,985

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X17A-5 as of December 31, 2011.

FSC Securities Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation For Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2011   **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).



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To the Stockholders and Board of Directors of FSC Securities Corporation:

In planning and performing our audit of the financial statements of FSC Securities Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us



pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We are aware that on November 23, 2011, the Company, via a Financial Industrial Regulatory Authority ("FINRA") Rule 4530 filing, notified FINRA of certain unsupported journal entries which had been identified by the Company. We believe that, as of December 31, 2011, the Company has remediated the controls related to these journal entries discussed in the notification. With the exception of those matters included in the notification, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Regulatory Industry Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012



pwc

Report of Independent Accountants

To the Stockholders and Board of Directors of FSC Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of FSC Securities Corporation for the year ended December 31, 2011, which were agreed to by FSC Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating FSC Securities Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for FSC Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows
    a. August payment of $162,752 agreed to check #86004489 from JPMorgan Chase bank account provided by Simmone Fields, Regulatory Controller. Payment made with Form SIPC-7 in the amount of $159,673 was agreed to payment request obtained by Simmone Fields, Regulatory Controller. Re-performed calculation of an overpayment from 2010 was applied to the assessed payments for $568. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $260,094,516 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $126,079,814 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.
    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $4,686,702 to supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us


pwc

      c.   Compared deductions on line 2c(9), 40% of interest earned on customer securities accounts, of $130,688, to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
     a.   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $129,197,313 and $322,993, respectively] of the Form SIPC-7.
        SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted
        The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.
     b.   Footed the supporting schedules provided by Simmone Fields, Regulatory Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial a balance for the period January 1, 2011 and December 31, 2011. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of FSC Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__, 20__11__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
021770  FINRA   DEC
FSC SECURITIES CORPORATION   16*16
SUITE 1100
ATTN : SIMMONE FIELDS
2300 WINDY RIDGE PKWY SE
ATLANTA GA 30339-5665
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Simmone Fields (770)916-6558

2. A. General Assessment (item 2e from page 2) $__322,993__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__(162,752)__)

       __08/12/2011__
       Date Paid

   C. Less prior overpayment applied   (__(568)__)

   D. Assessment balance due or (overpayment)   __159,673__

   E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   __0__

   F. Total assessment balance and interest due (or overpayment carried forward) $__159,673__

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $__159,673__

   H. Overpayment carried forward $(__0__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FSC SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __21__ day of __Feb.__, 20__12__.

Regulatory Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1 , 20 11 and ending Dec. 31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 260,094,516

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   (126,079,814)

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (4,686,702)

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 130,688

(130,688)

Enter the greater of line (i) or (ii)

Total deductions   (130,897,204)

2d. SIPC Net Operating Revenues $ 129,197,313

2e. General Assessment @ .0025 $ 322,993

(to page 1, line 2.A.)

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